ARTICLES OF AMENDMENT TO
THE ARTICLES OF INCORPORATION OF
POWERCERV HOLDING COMPANY

FILED

96 JAN 10 PM 4: 08

SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Pursuant to Section 607.1003 and 607.1006 of the Florida Business Corporation Act, the Amended and Restated Articles of Incorporation of PowerCerv Holding Company (the "Corporation"), are hereby amended according to these Articles of Amendment:

FIRST: The name of the Corporation is PowerCerv Holuing Company.

SECOND: The Articles of Incorporation shall be amended as follows:

Article I is hereby amended in its entirety to read as follows:

ARTICLE I

Name

The name of the Corporation is

POWERCERV CORPORATION

THIRD: The foregoing amendment was adopted by written consent of the shareholders and directors of the Corporation, constituting a sufficient number of votes for the amendment to be approved in accordance with Sections 607.0821 and 607.0704 of the Florida Statutes, on January 1, 1996.

IN WITNESS WHEREOF, the undersigned President of the Corporation has executed this instrument this 9th day of January, 1996.



Harold R. Ross, President

TPA2-311232.1